Western Asset Global Corporate Defined Opportunity Fund Inc.
620 Eighth Avenue, 49th Floor

New York, NY 10018

November 18, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Ms. Valerie Lithotomos, Attorney

Re:                             Western Asset Global Corporate Defined Opportunity Fund Inc.

Pre-Effective Amendment to the Registration Statement on

Form N-2, File Nos. 333-162012 and 811-22334

Ladies and Gentlemen:

Western Asset Global Corporate Defined Opportunity Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on November 23, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3358.

Very truly yours,

WESTERN ASSET GLOBAL CORPORATE DEFINED OPPORTUNITY FUND INC.

By:	/s/ Robert I. Frenkel
	Name:	Robert I. Frenkel
	Title:	Chief Legal Officer and Secretary

Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith Incorporated
  on behalf of the several Underwriters

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

VIA EDGAR

November 18, 2009

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mailstop 4720, Washington, D.C. 20549
Attn.: Ms. Valerie Lithotomos, Senior Counsel

Western Asset Global Corporate Defined Opportunity Fund Inc.
Registration Statement on Form N-2
File Nos. 333-162012 and 811-22334

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “1933 Act Rules”) we on behalf of the several underwriters wish to advise you that distribution of the amended Registration Statement on Form N-2 as filed on October 23, 2009 and the Preliminary Prospectus dated October 23, 2009 began on October 28, 2009 and is expected to conclude at approximately 5:00 p.m., November 23, 2009, with anticipated distribution results as follows:  a limited number of Registration Statements have or will be sent to underwriters and approximately 125,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the 1933 Act Rules, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Western Asset Global Corporate Defined Opportunity Fund Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Standard Time, on November 23, 2009, or as soon thereafter as practicable.

Sincerely,

CITIGROUP GLOBAL MARKETS INC.
MORGAN STANLEY & CO. INCORPORATED
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
on behalf of the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kevin Deignan
	Name:	Kevin Deignan
	Title:	Director

By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John Tyree
	Name:	John Tyree
	Title:	Managing Director

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